ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 27, 2026

CornerCap Fundametrics® Large-Cap ETF

615 East Michigan Street

Milwaukee, Wisconsin 53202

iShares Large Cap Value Active ETF II

BlackRock ETF Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated February 17, 2026, by and between BlackRock ETF Trust, a registered investment company and a Delaware statutory trust (the “Trust”), individually and with respect to iShares Large Cap Value Active ETF II, a separate series of the Trust (the “Acquiring Fund”), Advisor Managed Portfolios, a registered investment company and a Delaware statutory trust (the “Selling Trust”), individually and with respect to CornerCap Fundametrics® Large-Cap ETF, a separate series of the Selling Trust (the “Acquired Fund”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which the Acquiring Fund will acquire all of the assets of the Acquired Fund in exchange for shares of beneficial interest in the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of certain stated liabilities of the Acquired Fund following which the Acquiring Fund Shares received by the Acquired Fund will be distributed by the Acquired Fund to its shareholders in liquidation and termination of the Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.1 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is a separate series of the Trust, which is registered under the Investment Company Act of 1940, as amended, (the “1940 Act”) as an open-end management investment company. Acquired Fund operates as an exchange-traded fund and has elected to be treated as a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a separate series of the Selling Trust, which is registered under 1940 Act as an open-end management investment company. Acquiring Fund operates as an exchange-traded fund and has elected to be treated as a regulated investment company for U.S. federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated December 26, 2025, and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated we may rely upon in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of Acquired Fund’s assets to the Acquiring Fund in exchange for Acquiring Fund Shares, cash in lieu of fractional Acquiring Fund Shares, and the assumption by the Acquiring Fund of certain stated liabilities of the Acquired Fund, or upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in liquidation”, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of the Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)

Under Section 354 of the Code, the Acquired Fund’s shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization (except with respect to cash received in lieu of fractional Acquiring Fund Shares, if any);

(iv)

Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor, reduced by the amount of any tax basis allocable to a fractional share for which cash is received;

(v)

Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for U.S. federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided the shareholder held those Acquired Fund shares as capital assets at the time of the Reorganization;

(vi)

Under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Acquired Fund;

(vii)

Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of the Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for U.S. federal income tax purposes as held by Acquired Fund; and

(ix)

Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

We believe that (i) the Acquiring Fund will continue the Acquired Fund’s historic business within the meaning of Treasury Regulation Section 1.368-1(d), as an open-end investment company that seeks long-term capital appreciation and that therefore (ii) the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

No ruling has been or will be obtained from the Internal Revenue Service (the “IRS”) as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP Ropes & Gray LLP